FORM 51-102F3

MATERIAL CHANGE REPORT

1.	Name and Address of Company:

GRAND PEAK CAPITAL CORP.
Suite 900, 555 Burrard Street
Vancouver, B.C., V7X 1M8

2.	Date of Material Change:

The material change described in this report occurred on February 11, 2009.

3.	News Release:

On February 11, 2009, Grand Peak Capital Corp. (the "Company") issued a news release through the facilities of Stockwatch.  A copy of the news release announcing the material change is set out at Schedule "A" to this report.

4.	Summary of Material Change:

The Company announced that J. Lewis Dillman has been appointed as chief financial officer of the Company effective immediately upon the resignation of Mr. Navchand Jagpal.

5.	Full Description of Material Change:

See attached news release at Schedule "A" to this report.

6.	Reliance on Confidential Filing Provisions:

Not applicable.

7.	Omitted Information:

Not applicable.

8.	Executive Officer:

The following executive officer of the Company is knowledgeable about the material change and this report and may be contacted respecting the material change and this report:

Navchand Jagpal, Telephone: (604) 443-5059

9.	Date of Report:

March 4, 2009.

SCHEDULE "A"

FOR IMMEDIATE RELEASETSX Venture Exchange Symbol:  GPK.U
 OTCBB Symbol:  GPKUF

GRAND PEAK ANNOUNCES CHIEF FINANCIAL OFFICER RESIGNATION AND APPOINTMENT OF NEW CHIEF FINANCIAL OFFICER

VANCOUVER, British Columbia, Canada /February 11, 2009/ -- Grand Peak Capital Corp. (the "Company" or "Grand Peak") is pleased to announce that J. Lewis Dillman has been appointed as a Chief Financial Officer of the Company effective immediately.  Mr. Dillman is a seasoned management executive with more than 15 years of experience in the public and private resource industry. Mr. Dillman holds a Masters degree in International Affairs from Columbia University in New York with a specialization in international banking and finance.

Navchand Jagpal resigned from his position as chief financial officer of the Company effective immediately in accordance with recent amendments to the policies of the TSX Venture Exchange which require that the positions of chief executive officer and chief financial officer of an issuer be held by different persons. Mr. Jagpal will continue to act in his capacity as chief executive officer of Grand Peak.

Contact:         Navchand Jagpal
Tel: (604) 443-5059

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.